Filed pursuant to Rule 424(b)(3)
Registration No. 333-138459

Prospectus

EAGLE BROADBAND, INC.

925,000 Shares of common stock

This prospectus relates to the offer and sale from time to time of up to 925,000 shares of our common stock for the account of the shareholder named in this prospectus, Dutchess Private Equities Fund, L.P. (“Dutchess”). The prices at which Dutchess may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions.

Our common stock is listed on the American Stock Exchange under the symbol “EAG.” On December 13, 2006, the last sales price of our common stock as reported on the American Stock Exchange $0.49 per share.

Dutchess is an underwriter within the meaning of the Securities Act of 1933, as amended.

We have retained the services of Instream Partners LLC to be our placement agent in connection with the equity line of credit. Instream Partners LLC is a member of the NASD.

Investing in our common stock involves a high degree of risk. You should consider carefully the risk factors included in this prospectus before making a decision to purchase our stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 15, 2006.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell and we are not seeking an offer to buy these securities in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

PROSPECTUS SUMMARY

RISK FACTORS

THE DUTCHESS AGREEMENTS

SELECTED CONSOLIDATED FINANCIAL INFORMATION

USE OF PROCEEDS

MARKET PRICE INFORMATION AND DIVIDEND POLICY

SELLING SHAREHOLDER

PLAN OF DISTRIBUTION

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

WHERE YOU CAN FIND MORE INFORMATION

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

EXPERTS

LEGAL MATTERS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements subject to the “safe harbor” legislation appearing at Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (“Exchange Act”). We make “forward-looking statements” throughout this prospectus. Whenever you read a statement that is not solely a statement of historical fact (such as when we use words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “will,” “would,” “could,” “likely” and other similar words, phrases or statements), you should understand that our expectations may not be correct, although we believe they are reasonable. We do not guarantee that the transactions and events described in this prospectus will happen as described or that any positive trends noted in the prospectus will continue. The forward-looking information contained in this prospectus is generally located under the headings “Our Business” and “Risk Factors,” but may be found in other locations as well. These forward-looking statements generally relate to our strategies, plans, objectives and expectations for future operations and are based upon management’s reasonable beliefs or estimates of future results or trends. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update these forward-looking statements, even if our situation changes in the future.

Specific factors that might cause actual results to differ from our expectations or may affect the value of our securities include, but are not limited to:

•	our ability to continue as a going concern;

•	our ability to develop and introduce innovative products;

•	our ability to gain and maintain market acceptance for our new products and to satisfy consumer preferences;

•	our ability to protect our existing intellectual property rights and to adequately secure and enforce rights for new proprietary technology;

•	cancellation or lack of market acceptance of our recurring-revenue contracts;

•	risks of competition in our existing and future markets;

•	the failure to obtain or maintain or delays in obtaining any necessary regulatory approvals or licenses for our products;

•	our liquidity constraints; and

•	the other risks described in “Risk Factors” or elsewhere in this prospectus, and in our reports on Forms 10-K, 10-Q and 8-K filed from time-to-time with the SEC.

All future written and verbal forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before investing in our common stock. This prospectus contains information regarding our businesses and detailed financial information. You should carefully read this entire prospectus, including the historical financial statements and related notes, before making an investment decision.

In this prospectus, “Eagle Broadband, Inc.,” the “Company,” “we,” “us” or “our” refer to Eagle Broadband, Inc., a Texas corporation, and its subsidiaries, except where otherwise indicated or required by context.

The Company

We are a provider of broadband, Internet protocol (IP) and satellite communications products and services. Our business activities are focused on the following core areas:

•
IPTVComplete™, delivering almost 250 channels of digital television and music content via IP to many market sectors, such as to multi-dwelling unit operators (e.g., condominiums), triple-play operators (Internet data, phone and television, all over IP) and telephone companies, including our MediaPro standard or high-definition set-top boxes for both hospitality and IPTV customers;

•
SatMAX®, our patented satellite telephony extension technology for indoor applications for enterprise, military and other government customers, especially in portable first responder situations with our Alpha “SatMAX in a Suitcase” model; and

•
IT Services, through which we provide various IP and satellite-related technology implementations to a broad cross section of markets, including remote network management, structured cabling and IT integration services.

The Company was incorporated in May 1993 and we changed our name in February 2002 to Eagle Broadband, Inc. Our principal place of business is located at 101 Courageous Drive, League City, Texas 77573, our telephone number is (281) 538-6000 and our website is www.eaglebroadband.com. Except for any documents that are incorporated by reference into this prospectus that may be accessed from our website, the information available on or through our website is not part of this prospectus.

Recent Developments

In September 2006, our super-headend facility in Miami, Florida, became operational. Almost 250 channels of digital television and music content are now streaming in IP format from NewCom International’s Florida teleport to the NAP of the Americas for distribution over fiber to our IPTV customers. The “light-up” of this facility gives us the operational capability to collect and digitize a wide range of television content from up to 30 satellites over North America plus other Latin-content satellites over the Atlantic Ocean. Using 21 signal feeds from seven satellite dishes, our new super-headend facility currently delivers a broad range of cable channel content.

The Dutchess Agreements

In February and March 2006, we entered into a series of financing agreements with Dutchess Private Equities Fund, L.P. (“Dutchess”). Specifically, we entered into an investment agreement (sometimes referred to as an equity line of credit), a convertible debenture agreement and a warrant agreement.

Equity Line of Credit

Under the equity credit line, Dutchess is committed to purchase up to $5,000,000 of our common stock over the 36-month term of the investment agreement.

As of December 13, 2006, we have issued 4,851,429 shares to Dutchess under the equity credit line, drawing down $3,463,803 of the $5,000,000 commitment, leaving $1,536,197 available under the equity line of credit. On March 22, 2006, we filed a registration statement to register 351,429 shares (after adjusting for a 1-for-35 reverse stock split), to be issued under the equity line, which was declared effective on April 27, 2006. On May 15, 2006, we filed a registration statement to register an additional 2,000,000 shares to be issued under the equity line, and that registration statement was declared effective on May 25, 2006. On August 1, 2006, we filed a registration statement to register an additional 2,500,000 shares to be issued under the equity line, and that registration statement was declared effective on August 16, 2006.

Pursuant to the registration statement of which this prospectus is a part, we are registering an additional 2,000,000 shares for use under the equity credit line. The actual number of shares that we may issue pursuant to the equity line of credit is not determinable as it is based on the market price of our common stock from time to time and the number of shares we desire to put to Dutchess. On December 13, 2006, the closing price of our stock was $0.49 per share. After applying the 7% discount to this price, the number of shares that would be issued for the remaining $1,536,197 equity line commitment is 3,371,071 shares.

If we draw down on the equity line of credit, more shares will be sold into the market by Dutchess. These additional shares could cause our stock price to drop. In turn, if the stock price drops and we make more drawdowns on the equity line of credit, more shares will come into the market which could cause a further drop in the stock price. You should be aware that there is an inverse relationship between our stock price and the number of shares to be issued pursuant to the equity line of credit. If our stock price declines, we will be required to issue a greater number of shares under the equity line of credit. We have no obligation to utilize the full amount available under the equity line of credit.

The Offering

Outstanding Common Stock before offering:	18,353,204 shares (as of December 13, 2006)

Number of shares offered for resale:	925,000 shares

Outstanding Common Stock after offering:	19,278,204 (if all offered shares are sold)

Offering price:	Determined at the time of sale by the selling shareholder.

Proceeds:	We will not receive any proceeds from the resale of the common stock offered by the selling shareholder pursuant to this prospectus. However, we will receive proceeds of up to $1,536,197 if we draw down the remaining amount of the equity line of credit.

Risks:	We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business could be harmed. The value of our stock could decline, and you may lose all or part of your investment. Further, this prospectus contains forward-looking statements and actual results may differ significantly from the results contemplated by such forward-looking statements.

RISKS RELATED TO OUR BUSINESS

Our independent registered public accounting firm has rendered a report expressing substantial doubt as to our ability to continue as a going concern.

The audited financial statements incorporated by reference herein have been prepared on a going concern basis and do not include any adjustments that might result if we cease to continue as a going concern. As a result of the recurring losses from operations and liquidity deficiency that we have experienced, our independent registered public accounting firm has concluded that there is substantial doubt as to our ability to continue as a going concern. They have discussed this uncertainty in their report on our audited financial statements. Uncertainty about our ability to continue as a going concern may create a concern among our current and future vendors and lenders, which may make it more difficult for us to meet our obligations.

Our business strategy focuses on the marketing and sale of three core product offerings, any of which may not be commercially successful.

Two of our three core product offerings are in emerging markets that are highly competitive and subject to rapid technological obsolescence. Therefore, there can be no assurances that the company will be successful in marketing these products, or that customers will ultimately purchase our products. Failure to have commercial success from the sale of these products will negatively impact our financial condition.

We have a history of operating losses and may never achieve profitability.

From inception through August 31, 2006, we have incurred an accumulated deficit in the amount of $241,049,000. For the year ended August 31, 2006, we incurred losses from operations in the amount of $26,933,000. We anticipate that we will incur losses from operations for the foreseeable future. Our future revenues may never exceed operating expenses, thereby making the continued viability of our company dependent upon raising additional capital.

As we have not generated positive cash flow from operations, our ability to continue operations is dependent on our ability to either begin to generate positive cash flow from operations or our ability to raise capital from outside sources.

We have not generated positive cash flow from operations and have relied on external sources of capital to fund operations. At August 31, 2006, we had approximately $3,139,000 in cash, cash equivalents and securities available for sale, and a working capital deficit of approximately $10,613,000. Our net cash used by operations for the year ended August 31, 2006, was approximately $9,217,000.

We currently have an investment agreement with Dutchess Private Equities Fund, L.P. (“Dutchess”), commonly referred to as an equity line of credit. Under that agreement, Dutchess is committed to purchase up to $5,000,000 of our common stock over the 36-month term of the investment agreement. As of December 13, 2006, we have drawn down $3,463,803 of the $5,000,000 commitment, leaving $1,536,197 available under the equity line.

Though we have been successful at raising capital on a best efforts basis in the past, we can provide no assurance that we will be successful in any future best-efforts financing endeavors. We will need to continue to rely upon financing from external sources to fund our operations for the foreseeable future. If we are unable to raise sufficient capital from external sources to fund our operations, we will need to sell assets to meet working capital needs or curtail operations.

Our current levels of debt could impact our operations in the future.

On February 10, 2006, the company entered into a purchase agreement with Dutchess Private Equities Fund, L.P., pursuant to which the company sold an $822,500, 12% convertible note due February 10, 2011. On February 15, 2006, the company entered into a settlement agreement with The Tail Wind Fund Ltd., pursuant to which the company issued two convertible notes in the aggregate amount of $2,750,000 and issued a $400,000 non-convertible promissory note. On July 24, 2006, the company entered into a promissory note agreement with Dutchess Private Equities Fund, L.P., pursuant to which the company sold a $5,500,000, 12% promissory note due July 24, 2008. As of the date of this prospectus, the company has timely satisfied all of its debt obligations, but will require $4,120,000 to satisfy contractual obligations in the upcoming fiscal year. The company anticipates satisfying certain debt obligations of approximately $2,800,000 in common stock during the upcoming fiscal year.

We have been named a defendant in certain lawsuits, which if determined adversely, could harm our ability to fund operations.

Eagle and its subsidiaries have been named as defendants in certain lawsuits in which the plaintiffs are seeking substantial damages, including the following:

•      H. Dean Cubley v. Eagle Broadband, Inc. In August 2006, Mr. Cubley, a former director of the company, filed a lawsuit against the company for non-payment of a promissory note issued by the company in December 2003 in the original principal amount of $2,680,000. The lawsuit seeks to enforce the note, which was issued in lieu of the issuance of shares for stock options then held by Mr. Cubley, who was at the time Chairman of the Board of the company. The lawsuit seeks recovery of the principal balance of approximately $1.9 million plus $541,000 in interest. The company has asserted defenses, including a defense that the execution of the promissory note by the company was induced by misrepresentations. The company believes Mr. Cubley’s claims are without merit and intends to vigorously defend the lawsuit. The company has accrued $2.4 million in connection with this claim.

•      Cornell Capital Partners, LP v. Eagle Broadband, Inc. In July 2003, Cornell Capital sued Eagle Broadband alleging breach of contract, common law fraud, state and federal securities fraud, and negligent misrepresentation. Cornell also alleged that Eagle defaulted on a convertible debenture for failing to timely register the shares of common stock underlying the convertible debenture and is seeking to accelerate the maturity date of the debenture. In November 2003, the principal balance of the debenture was repaid, although the suit remains outstanding. Cornell claims damages of approximately $1.3 million. Eagle asserted counterclaims against Cornell for fraud and breach of contract in the amount of $2 million. In March 2006, the court ruled in favor of Cornell on certain claims, granting Cornell’s motion for partial summary judgment on its breach of contract claim and denying all of Eagle’s counterclaims. The court ruled in favor of Eagle on other claims, granting Eagle’s motion for summary judgment on Cornell’s claims of common law fraud, state and federal securities fraud, and negligent misrepresentation. The company has accrued $750,000 in settlement expense against this lawsuit.

•      State of Texas, et al. v. United Computing Group, Inc. and H. Dean Cubley, individually. In September 2005, the State of Texas filed a lawsuit against United Computing Group, Inc., and H. Dean Cubley, individually, for unpaid sales and use tax, interest and penalties in the amount of $568,637 for the time period of March 1998 through December 2001. The company has accrued $560,000 in connection with this lawsuit.

•      State of Florida Dept. of Environmental Protection v. Reco-Tricote, Inc., and Southeast Tire Recycling Inc., currently known as Clearworks.net, Inc. The Florida EPA sued Clearworks.net presenting claims for recovery costs and penalties for a waste tire processing facility. The suit seeks recovery of costs and penalties in a sum in excess of $1,000,000, attorneys’ fees and court costs. Clearworks denies the claims and intends to vigorously contest all claims in this case and to enforce its indemnification rights against the principals of Southeast Tire Recycling.

We intend to vigorously defend these and other lawsuits and claims against us. However, we cannot predict the outcome of these lawsuits, as well as other legal proceedings and claims with certainty. An adverse resolution of any one pending lawsuit could substantially harm our ability to fund operations.

Our future revenues are not predictable.

Historical revenues should not be viewed as indicative of any future revenues since future revenues will be dependant upon the market acceptance of our core product offerings of IPTVComplete, SatMAX and IT Services.

Our business is subject to many factors that could cause quarterly or annual operating results to fluctuate and our stock price to be volatile.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. If our quarterly or annual operating results do not meet the expectations of investors, the trading price of our common stock could decline. Some of the factors that could affect our quarterly or annual operating results include:

• the timing and amount of, or cancellation or rescheduling of, orders for our products;

• our ability to develop, introduce, ship and support certain products;

• announcements, new product introductions and reductions in price of products offered by our competitors;

• our ability to control costs;

• the loss of one or more of our major customers or a significant reduction in orders from those customers;

• increased competition, particularly from larger, better capitalized competitors;

• fluctuations in demand for our products and services; and

• market conditions specifically and economic conditions generally.

We rely heavily on third-party suppliers for the material components for our products and supply shortages could cause delays in manufacturing and delivering products which could reduce our revenues.

We rely upon unaffiliated suppliers for the material components and parts used to assemble our products. Most parts and components purchased from suppliers are available from multiple sources. We have not experienced significant supply shortages in the past and we believe that we will be able to continue to obtain most required components and parts from multiple suppliers. However, the lack of availability of certain components could require a major redesign of our products and could result in production and delivery delays, which could reduce revenues from product sales.

Because our industry is rapidly evolving, if we are unable to adapt or adjust our products to new technologies, our ability to compete and operate profitably may be significantly impaired.

The design, development and manufacturing of IP, broadband, entertainment and communications products are highly competitive and characterized by rapid technology changes. We compete with products and technologies from a number of other companies. Development by others of new or improved products or technologies may make our products obsolete or less competitive. While we believe that our products are based on advanced technologies, our products may become obsolete in the future or we may not be able to develop a commercial market for our products in response to future technology advances and developments. The inability to develop new products or adapt our current products to new technologies could impact our financial condition.

Approximately 22% of our total assets are comprised of intangible assets including goodwill, contract rights, customer relationships and other intangible assets which are subject to review on a periodic basis to determine whether an impairment on these assets is required. An impairment would not only greatly diminish our assets, but would also require us to record a significant charge against our earnings.

We are required under generally accepted accounting principles to review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. At the fiscal year ended August 31, 2006, management determined an impairment charge of approximately $3,427,000 existed for the intangible assets of contract rights, customer relationships and other intangible assts primarily attributable to the BDS assets acquired in the January 2001 merger of Clearworks.net, Inc. At the fiscal year ended August 31, 2005, management determined an impairment charge of approximately $23,913,000 existed for the intangible assets of contract rights, customer relationships and other intangible assets primarily attributable to the BDS assets acquired in the January 2001 merger of Clearworks.net, Inc. At the fiscal year ended August 31, 2004, management assessed the fair value of the intangible assets and concluded that the goodwill and other intangible assets valuations were at an amount greater than the current carrying and other intangible assets value.

Our business relies on our use of proprietary technology. Asserting, defending and maintaining intellectual property rights is difficult and costly and the failure to do so could harm our ability to compete and to fund our operations.

We rely, to a significant extent, on trade secrets, confidentiality agreements and other contractual provisions to protect our proprietary technology. In the event we become involved in defending or pursuing intellectual property litigation, such action may increase our costs and divert management’s time and attention from our business. In addition to costly litigation and diversion of management’s time, any potential intellectual property litigation could force us to take specific actions, including:

• cease selling products that use the challenged intellectual property;

• obtain from the owner of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

• redesign those products that use infringing intellectual property.

We compete with many companies that are larger and possess greater capital resources than we do, and our growth and profitability are dependent on our ability to compete with these entities.

We face competition from many entities with significantly greater financial resources, well-established brand names, and larger customer bases. We may become subject to severe price competition for our products and services as companies seek to enter our industry or current competitors attempt to gain market share. We expect competition to intensify in the future and expect significant competition from other companies and technology providers. If we are unable to make or keep our products competitively priced and attain a market share in the markets in which our products compete, our sales may suffer which could impact our financial condition.

A system failure could delay or interrupt our ability to provide products or services and could increase our costs and reduce our revenues.

Certain parts of our operations are dependent upon our ability to support a complex network infrastructure. Many of our customers are dependent on an uninterrupted supply of services. Any damage or failure that causes interruptions in our operations could result in loss of these customers. To date, we have not experienced any significant interruptions or delays which have affected our ability to provide products and services to our clients. Because our headquarters and infrastructure are located in hurricane-prone areas, there is a likelihood that our operations may be effected by hurricanes, tropical storms, tornados or flooding. The occurrence of a natural disaster, operational disruption or other unanticipated problem could cause interruptions in the services we provide and impair our ability to generate revenue and achieve profitability.

Our industry is highly regulated, and new government regulation could hurt our ability to timely introduce new products and technologies.

Our broadband and communications products are regulated by federal, state and local governments. Our customers are generally required to obtain regulatory approvals in connection with providing television services. For example, the cable and satellite television industry is regulated by Congress and the Federal Communications Commission, and various legislative and regulatory proposals under consideration from time to time may affect the way we design our products. New laws or regulations may harm our ability to timely introduce new products and technologies, which could decrease our revenues by shortening the life cycle of a product.

RISKS RELATED TO THE DUTCHESS EQUITY LINE OF CREDIT

There are 925,000 shares underlying the equity line of credit being registered in this prospectus and the sale of these shares could depress the market price of our common stock.

We are registering 925,000 shares of common stock pursuant to this registration statement for issuance pursuant to the equity line of credit. The sale by Dutchess into the public market of these shares could depress the market price of our common stock. As of December 13, 2006, we had 18,353,204 shares of common stock issued and outstanding.

Assuming we utilize the maximum amount available under the equity line of credit, existing shareholders could experience substantial dilution upon the issuance of the shares.

Our equity line of credit with Dutchess contemplates the potential future issuance and sale of up to $1,536,197 of our common stock to Dutchess subject to certain restrictions and obligations. The following is an example of the number of shares that could be issued at various prices assuming we utilize the maximum amount remaining available under the equity line of credit. These examples assume issuance at a market price of $0.49 per share and at 10%, 25% and 50% below $0.49 per share.

The following table should be read in conjunction with the footnotes immediately following the table.

Percent below current market price	Price per share (1)	Number of shares issuable (2)	Shares outstanding (3)	Percent of outstanding shares (4)
0%	$0.4557	3,371,071	21,724,275	15.52%
10%	$0.4101	3,745,908	22,099,112	16.95%
25%	$0.3418	4,494,432	22,847,636	19.67%
50%	$0.2279	6,740,663	25,093,867	26.86%

(1)	Represents purchase prices equal to 93% of $0.49, the closing price of our common stock on December 13, 2006, and potential reductions thereof of 10%, 25% and 50%.

(2)	Represents the number of shares issuable if the entire $1,536,197 remaining commitment under the equity line of credit was drawn down at the indicated purchase prices.

(3)	Based on 18,353,204 common shares issued and outstanding on December 13, 2006.

(4)
Percentage of the total outstanding common stock after the issuance of the shares indicated, without considering any contractual restriction on the number of shares the selling shareholder may own at any point in time or other restrictions on the number of shares we may issue.

The lower the stock price, the greater the number of shares issuable under the equity line of credit, which could contribute to the future decline of our stock price and dilute existing shareholders’ equity and voting rights.

The number of shares that Dutchess will receive under its agreement with us is calculated based upon the market price of our common stock prevailing at the time of each drawdown request. The lower the market price, the greater the number of shares issuable under the agreement. Upon issuance of the shares, to the extent that Dutchess will attempt to sell the shares into the market, these sales could further reduce the market price of our common stock. This in turn will increase the number of shares issuable under the agreement. This could lead to lower market prices and a greater number of shares to be issued. A larger number of shares issuable at a discount in a declining market could expose our shareholders to greater dilution and a reduction of the value of their investment.

RISKS RELATED TO OUR COMMON STOCK

Our stock price has been volatile in the past, and shareholders face the possibility of future fluctuations in the price of our common stock.

The market price of our common stock may experience fluctuations that are unrelated to our operating performance. During the twelve-month period from December 2005 through November 2006, the highest closing price of our common stock was $4.90 per share (after adjusting for the 1-for-35 reverse split), and the lowest closing price was $0.48 per share. The market price of our common stock has been volatile in the last 12 months and may continue to be volatile in the future.

THE DUTCHESS AGREEMENTS

Investment Agreement

The nature of the investment agreement is commonly known as an equity line of credit. The maximum amount we may raise under the equity line is $5,000,000, provided we register enough shares to raise this amount, although we are not obligated to request the entire $5,000,000. As of December 13, 2006, we have drawn down $3,463,803 of the $5,000,000 commitment, leaving $1,536,197 available under the equity line of credit. Over a period of 36 months, we may periodically deliver new issue shares of our common stock to Dutchess, which then delivers cash to us based on a price per share tied to the current market price of our common stock. The actual number of shares that we may issue subject to the investment agreement is not determinable as it is based on the market price of our common stock from time to time.

During the 36-month term of the investment agreement, we may request a drawdown on the equity line of credit by delivering a “put notice” to Dutchess stating the dollar amount of shares we intend to sell to Dutchess. The purchase price Dutchess is required to pay for the shares is equal to 93% of the “market price.” The “market price” is equal to the lowest closing best bid price during the pricing period. The pricing period is the five-trading-day period beginning on the day Dutchess receives a drawdown request from us, if the request is received by Dutchess before 9:00 a.m. EST. Otherwise, the pricing period begins on the trading day following the date Dutchess receives a drawdown request from us. The amount we may request in a given drawdown is, at our election, either (i) 200% of the average daily U.S. market trading volume of our common stock for the 10 trading days prior to the request multiplied by the average of the three daily closing best bid prices immediately preceding our request, or (ii) $500,000.

Sample Put Amount Calculation and Purchase Price Calculation

The calculation below assumes a put notice date of October 17, 2006. Set forth below is a trading summary of our common stock for the period October 3, 2006 through October 24, 2006, the 10 trading days immediately prior to October 17, 2006, and the five trading days immediately following October 17, 2006.

Date	Closing bid price	Volume
03-Oct-06	0.60	439,600
04-Oct-06	0.60	123,100
05-Oct-06	0.58	100,400
06-Oct-06	0.60	51,600
09-Oct-06	0.61	88,700
10 Oct-06	0.65	232,700
11-Oct-06	0.60	135,600
12-Oct-06	0.67	178,000
13-Oct-06	0.75	877,000
16-Oct-06	1.02	5,055,300
17 Oct-06	0.98	3,695,800
18-Oct-06	0.96	1,103,600
19-Oct-06	0.83	1,451,800
20-Oct-06	0.75	965,800
23-Oct-06	0.70	744,600
24 Oct-06	0.79	3,492,000

The average daily volume for the 10 trading days prior to October 17, 2006, is 728,200 shares, 200% of this average is 1,456,400. The average of the three daily closing bid prices immediately prior to October 17, 2006 is $0.8133, resulting in a put amount of $1,184,490. Thus, on October 17, 2006, we could have requested a put amount of either $1,184,490 or $500,000.

The purchase price Dutchess would pay for the shares would be equal to 93% of the lowest closing best bid price during the five trading day period following October 17, 2006, which in this example is $0.70, resulting in a purchase price of $0.651 per share.

Conditions to Dutchess’s Obligation to Purchase Shares

We are not entitled to request a drawdown unless each of the following conditions is satisfied:

(i) a registration statement is and remains effective for the resale of securities in connection with the equity line of credit;

(ii) at all times during the period between our request for a drawdown and its subsequent funding, our common stock is listed on its principal market and shall not have been suspended from trading thereon for a period of two consecutive trading days;

(iii) we have complied with our obligations and are otherwise not in breach or default of any agreement related to the equity line of credit;

(iv) no injunction shall have been issued and remain in force, or action commenced by a governmental authority which has not been stayed or abandoned, prohibiting the purchase or the issuance of securities in connection with the equity line of credit;

(v) the issuance of the securities in connection with the equity line of credit will not violate any shareholder approval requirements of the principal market;

If any of the events described in clauses (i) through (v) above occurs after we make a drawdown request, then Dutchess shall have no obligation to fund that drawdown.

The equity line of credit will be suspended if (i) the trading of our common stock is suspended by the SEC, the American Stock Exchange or the NASD for a period of two consecutive trading days, or (ii) our common stock ceases to be registered under the Exchange Act of 1934 or listed or traded on its principal market. The equity line of credit terminates when Dutchess has purchased an aggregate of $5,000,000 of our common stock or April 26, 2009.

On March 20, 2006, we and Dutchess agreed to cancel the February 10, 2006 Investment Agreement and execute a new Investment Agreement. The amendment removed a provision pursuant to which Dutchess could recover certain amounts from us in the event Dutchess covered a sale transaction by purchasing shares in an open market transaction, which Dutchess anticipated to cover by using shares represented by a put notice, due to the fact the shares represented by such put notice became restricted or otherwise were no longer free trading for any reason.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial information should be read in conjunction with “Management’s Discussion and Analysis” and the historical and consolidated financial statements and notes incorporated by reference in this prospectus. Included in the data that follows is a “non-GAAP financial measure” referred to as “Adjusted Net Loss,” which represents our net loss before impairment charges, loss from discontinued operations, other income/(expense) and depreciation. The SEC defines a “non-GAAP financial measure” as a numerical measure of historical or future financial performance, financial positions or cash flows that excludes amounts, or is subject to adjustments that effectively exclude amounts, included in the most directly comparable measure calculated and presented in accordance with GAAP in financial statements, and vice versa for measures that include amounts, or is subject to adjustments that effectively include amounts, that are excluded from the most directly comparable measure so calculated and presented. For these purposes, “GAAP” refers to generally accepted accounting principles in the United States.

Non-GAAP financial measures are provided as additional information to investors in order to provide them with an alternative method for assessing our financial condition and operating results. These measures are not in accordance with, or a substitute for, GAAP, and may be different from or inconsistent with non-GAAP financial measures used by other companies. Pursuant to the requirements of Regulation G, whenever we refer to a non-GAAP financial measure, we will also generally present the most directly comparable financial measure calculated and presented in accordance with GAAP, along with a reconciliation of the differences between the non-GAAP financial measure we reference with such comparable GAAP financial measure.

Management believes that Adjusted Net Loss is useful in analyzing operating performance, but should be used only in conjunction with results reported in accordance with GAAP. Because Adjusted Net Loss excludes some, but not all, items affecting net loss and may vary among companies, the Adjusted Net Loss presented by Eagle may not be comparable to similarly titled measures of other companies.

($ in thousands)	Year Ended August 31,
Results of Operations Data:	2006	2005	2004	2003	2002
Net Sales	$3,941	$5,242	$8,062	$10,582	$29,376
Operating Expenses	24,341	54,586	29,915	31,149	83,504
Operating Income (Loss)	(24,983)	(57,124)	(31,008)	(31,351)	(76,832)
Other Income (Expense), Net	(1,293)	(638)	(8,026)	(5,426)	(265)
Loss from Continuing Operations	(26,276)	(57,762)	(39,034)	(36,777)	(77,097)
Income (Loss) from Discontinued Operations	(657)	752	29	276	124
Net Loss	$(26,933)	$(57,010)	$(39,005)	$(36,501)	$(76,973)

Earnings Per Share (Basic) from Continuing Operations (1)	(2.88)	(8.38)	(7.37)	(13.84)	(42.15)
Earnings Per Share (Basic) from Discontinued Operations (1)	(0.07)	0.11	0.01	0.10	0.07

Other Operating and Financial Data:
Adjusted Net Loss (2)	$(9,017)	$(23,942)	$(24,667)	$(18,508)	$(5,770)
Cash Used by Operating Activities	$(9,217)	$(13,135)	$(3,493)	$(6,085)	$(797)
Cash Provided (Used) by Investing Activities	$536	$(611)	$(1,216)	$(1,276)	$(13,668)
Cash Provided (Used) by Financing Activities	$7,800	$16,415	$5,936	$6,912	$(2,342)

Balance Sheet Data:
Total Assets	$21,764	$41,913	$70,211	$77,366	$89,151
Long-Term Debt	$3,678	$—	$—	$—	$1,272
Total Stockholders’ Equity	$1,863	$23,104	$50,103	$58,336	$76,548
————————————

(1) Adjusted for the effect of a 1-for-35 reverse stock split effected on May 12, 2006.

(2) Reconciliation of Adjusted Net Loss to Net Loss:

Adjusted Net Loss	$(9,017)	$(23,942)	$(24,667)	$(18,508)	$(5,770)
Loss from Discontinued Operations	(657)	752	29	276	124
Other Income (Expense)	(1,293)	(638)	(8,026)	(5,426)	(265)
Impairment - Slow Moving Inventory	(107)	(300)	(1,300)	—	—
Depreciation Expense	(2,090)	(4,367)	(5,041)	(5,232)	(6,397)
Impairment Expense	(13,769)	(28,515)	—	(7,611)	(64,665)
Net Loss	$(26,933)	$(57,010)	$(39,005)	$(36,501)	$(76,973)

SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The information below is from unaudited consolidated financial statements.

	Quarter Ended
	Nov 30	Feb 28	May 31	Aug 31
Year Ended August 31, 2006
Revenues	$1,331	$771	$801	$1,038
Net earnings (loss)	(2,634)	(4,072)	(2,487)	(17,740)
Loss from Continuing Operations	(2,470)	(3,597)	(2,469)	(17,740)
Loss from Discontinued Operations	(164)	(475)	(17)	—
Basic & Diluted loss per share (Continuing Operations)	(0.30)	(0.42)	(0.28)	(1.68)
Basic & Diluted loss per share (Discontinued Operations)	(0.02)	(0.06)	(0.00)	(0.00)
Year Ended August 31, 2005
Revenues	$976	$1,922	$1,401	$943
Net earnings (loss)	(4,448)	(9,326)	(3,951)	(39,285)
Loss from Continuing Operations	(4,222)	(9,055)	(5,041)	(39,444)
Loss from Discontinued Operations	(226)	(271)	1,090	159
Basic & Diluted loss per share (Continuing Operations)	(0.70)	(1.45)	(0.77)	(5.72)
Basic & Diluted loss per share (Discontinued Operations)	(0.04)	(0.04)	0.17	0.02
Year Ended August 31, 2004
Revenues	$1,229	$1,460	$4,677	$696
Net earnings (loss)	(8,461)	(9,398)	(4,373)	(16,773)
Loss from Continuing Operations	(9,143)	(9,020)	(4,200)	(16,671)
Loss from Discontinued Operations	682	(378)	(173)	(102)
Basic & Diluted loss per share (Continuing Operations)	(1.89)	(1.68)	(0.67)	(2.78)
Basic & Diluted loss per share (Discontinued Operations)	0.14	(0.07)	(0.03)	(0.02)

USE OF PROCEEDS

We will not receive any proceeds from the resale of the common stock by the selling shareholder; however, we will receive up to $1,536,197 if we draw down the remaining commitment under the equity line of credit. We may also receive proceeds of up to $246,750 from the exercise of the warrant by the selling shareholder. We will use such proceeds for general corporate purposes, the purchase and installation of IPTV equipment and working capital for the manufacture of our MediaPro set-top boxes and SatMAX products.

MARKET PRICE INFORMATION AND DIVIDEND POLICY

Our common stock trades on the American Stock Exchange under the symbol EAG. The market for our common stock is highly volatile. The following table sets forth the high and low closing sales prices (adjusted for the 1-for-35 reverse stock split) for our common stock for the last two fiscal years. The quotations reflect inter-dealer prices, without retail markups, markdowns, or commissions and may not represent actual transactions.

	Fiscal Year ended August 31, 2005 Quarter Ended				Fiscal Year ended August 31, 2006 Quarter Ended
	Nov. 30	Feb. 28	May 31	Aug. 31	Nov. 30	Feb. 28	May 31	Aug. 31
High	31.50	28.70	14.00	10.50	6.30	4.90	4.55	1.88
Low	20.65	12.60	6.65	5.25	5.25	3.15	1.40	0.48

At November 1, 2006, there were approximately 1,100 registered shareholders and approximately 30,000 beneficial owners of Eagle common stock. We have neither declared nor paid any cash dividends to date. We do not anticipate paying dividends in the foreseeable future until such time as the Company has sufficient cash flow from operations to justify payment of a dividend.

SELLING SHAREHOLDER

The following table sets forth the name of the selling shareholder, the number of shares of common stock offered by the selling shareholder, the number of shares of common stock to be owned by the selling shareholder if all shares were to be sold in this offering and the percentage of our common stock that will be owned by the selling shareholder if all shares are sold in this offering. The shares of common stock being offered hereby are being registered to permit public secondary trading and the selling shareholder may offer all, none or a portion of the shares for resale from time to time.

The selling shareholder, Dutchess Private Equities Fund, L.P., and any broker-dealers or agents that are involved in selling the shares, are underwriters within the meaning of the Securities Act for such sales. An underwriter is a person who has purchased shares from an issuer with a view towards distributing the shares to the public. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be considered to be underwriting commissions or discounts under the Securities Act.

Shareholder	Shares Beneficially Owned Before Offering	Amount Offered	Shares Beneficially Owned After Offering	% Ownership After Offering
Dutchess Private Equities Fund, L.P. (1)	925,000	925,000	—	—

(1) Douglas Leighton and Michael Novielli are managing members of Dutchess Capital Management, LLC which is the general partner of Dutchess Private Equities Fund, L.P.

To the best of our knowledge, the selling shareholder has no short positions in our common stock. To the best of our knowledge, the selling shareholder that is a beneficial owner of any of these shares is not a broker-dealer or an affiliate of a broker-dealer (a broker-dealer may be a record holder). Except for the financing agreements described herein, the selling shareholder has had no material relationship with us or any of our affiliates within the past three years, nor has any beneficial owner held any position or office with us.

PLAN OF DISTRIBUTION

The selling shareholder (of record ownership and of beneficial ownership) and any of their pledgees, assignees, and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder is not required to sell any shares in this offering. There is no assurance that the selling shareholder will sell any or all of the common stock in this offering. The selling shareholder may use any one or more of the following methods when selling shares:

• Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

• Purchases by a broker-dealer as principal and resale by the broker-dealer for its own account;

• An exchange distribution following the rules of the applicable exchange;

• Privately negotiated transactions;

• An agreement between a broker-dealer and a Selling Stockholder to sell a specified number of such shares at a stipulated price per share;

• A combination of any such methods of sale;

• Any other lawful method.

The selling shareholder may also engage in:

• Buying puts, which is a contract whereby the person buying the contract may sell shares at a specified price by a specified date;

• Selling calls, which is a contract giving the person buying the contract the right to buy shares at a specified price by a specified date;

• Selling under Rule 144 under the Securities Act, if available, rather than under this prospectus;

• Other transactions in our securities or in derivatives of our securities and the subsequent sale or delivery of shares by the stock holder;

• Pledging shares to their brokers under the margin provisions of customer agreements. If the selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

Broker-dealers engaged by the selling shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder in amounts to be negotiated. If any broker-dealer acts as agent for the purchaser of shares, the broker-dealer may receive commissions from the purchaser in amounts to be negotiated. We do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

We are required to pay all fees and expenses incident to the registration of the shares in this offering. However, we will not pay any commissions or any other fees in connection with the resale of the common stock in this offering.

If we are notified by the selling shareholder that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, and file a prospectus supplement to describe the agreements between the selling shareholder and the broker-dealer.

We have retained the services of Instream Partners LLC to be our placement agent in connection with the equity line of credit. Instream Partners LLC is a member of the NASD. We will pay $5,000 to Instream Partners LLC for this service. The placement agent provides consulting services to us with respect to the Dutchess Investment Agreement. The placement agent is available to us for consultation in connection with financings to be requested by us pursuant to the Dutchess Investment Agreement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information that we incorporate by reference into this prospectus is considered to be part of this prospectus. We incorporate by reference the following documents we filed with the SEC:

• Our Annual Report on Form 10-K for the year ended August 31, 2006, filed on November 17, 2006.

• Our Current Reports on Form 8-K filed on November 24, December 5, December 12 and December 13, 2006.

• Description of our common stock contained in our registration statement on Form S-3/A, file no. 333-134824, filed on June 19, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus but not delivered with the prospectus, at no cost. Any such request may be made either orally or in writing to the following telephone number or address:

Investor Relations
Eagle Broadband, Inc.
101 Courageous Drive
League City, Texas 77573
(281) 538-6000

All of the documents that have been incorporated by reference in this prospectus may be accessed via the Internet at www.eaglebroadband.com.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Security and Exchange Commission’s (“SEC”) public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

DISCLOSURE OF SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide our directors with protection for breaches of their fiduciary duties to us or our shareholders. In addition, we have entered into indemnification agreements with our directors and officers that would indemnify them against liability arising under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons as provided in the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

EXPERTS

The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended August 31, 2006, have been so incorporated in reliance on the report of LBB & Associates, Ltd., LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the issuance of the securities being offered hereby has been passed upon for us by Chamberlain, Hrdlicka, White, Williams & Martin, P.C., Houston, Texas.

Up To
925,000
Shares Common Stock

EAGLE BROADBAND, INC.

Prospectus

December 15, 2006